

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2026

Jay R. Luly, Ph.D.
Chief Executive Officer
Enanta Pharmaceuticals Inc.
4 Kingsbury Avenue
Watertown, Massachusetts 02472

> **Re: Enanta Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed February 11, 2026**
> **File No. 333-293390**

Dear Jay R. Luly, Ph.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stacie Aarestad